                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)


                         LANDMARK GRAPHICS CORPORATION
                                (Name of Issuer)

                          COMMON STOCK, $.05 PAR VALUE
                         (Title of Class of Securities)

                                   514913102
                                 (CUSIP Number)

                                S. RUTT BRIDGES
                             7409 SOUTH ALTON COURT
                                   SUITE 100
                           ENGLEWOOD, COLORADO  80112
                                 (303) 796-0807
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                OCTOBER 4, 1996
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                      (Continued on the following page(s))

                              Page 1 of 4 Pages
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                                 SCHEDULE 13D

CUSIP No. 514913102                                        Page 2 of 6 Pages
--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      S. Rutt Bridges
      ###-##-####

--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*
                                   PF


--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION      United States


      Delaware
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER           0


          NUMBER OF            -------------------------------------------------
           SHARES              8     SHARED VOTING POWER
        BENEFICIALLY
          OWNED BY
            EACH               -------------------------------------------------
          REPORTING            9     SOLE DISPOSITIVE POWER      0
           PERSON
            WITH
                               -------------------------------------------------
                               10    SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    0



--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]



--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)         0.0%



--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*                              IN



--------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.








                               Page 2 of 4 Pages
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PRELIMINARY NOTE

         This statement on Schedule 13D constitutes Amendment No. 2 to that
Schedule 13D originally filed with the Securities and Exchange Commission (the "Commission") on April 4, 1994 by S. Rutt Bridges.

ITEM 1.  SECURITY AND ISSUER

         This statement relates to the Common Stock, par value $0.05 per share (the "Common Stock"), of Landmark Graphics Corporation, a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 15150 Memorial Drive, Houston, Texas 77079-4304.

ITEM 2.       IDENTITY AND BACKGROUND

         This statement is filed by S. Rutt Bridges. The business address of Mr. Bridges is 7409 South Alton Court, Suite 100, Englewood, Colorado 80112. The present principal occupation and employment of Mr. Bridges, who is a citizen of the United States, is private investments.

         During the last five years, Mr. Bridges has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, Mr. Bridges has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER

         (e) The reporting person ceased to be the beneficial owner of more than five percent (5%) of the outstanding shares of the Company's Common Stock on October 4, 1996.





                               Page 3 of 4 Pages

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




October 14, 1996                                            /s/ S. Rutt Bridges
                                                            --------------------
                                                            S. Rutt Bridges





                               Page 4 of 4 Pages